September 9, 2005



United States Securities and Exchange Commission
Division of Corporation Finance
Washington. D.C. 20549-0510

Re:  Dynamic Materials
     Form 10-K for the year ended December 31, 2004
     File No. 1-14775

Dear Mr. Cash:

We acknowledge receipt of your letter dated July 27, 2005, which included additional comments that resulted from your review of our June 17, 2005 response to the your initial May 4, 2005 comment letter relating to your review of the above-referenced filing. We have carefully considered your additional comments and provide you with the following revised response.

                 FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements for the Year Ended December 31, 2004

Note 8 - Discontinued Operations, page 53

     1. We note your response to comment 8 from our letter dated May 4, 2005. Please refer to paragraph 42 of SFAS 144, which indicates that the classification a component of an entity as discontinued operations is only appropriate if that component has been disposed of or is classified as held for sale, and if it meets the additional criteria of having its operations and cash flows eliminated from your ongoing operations and you have no significant continuing involvement in the operations of the component. Please provide us with the following additional information to help us understand how you have met the criteria of this paragraph:

          o It does not appear that you have disposed of your Spin Forge Division since you retain the majority of the assets on your books, and you are receiving rental income for leasing or subleasing those assets to a third party. If you believe that your lease and sublease of these assets constitutes a sale please tell us the accounting guidance that you relied upon to make that determination and provide us with any applicable analysis of how you meet the criteria of such guidance. Specifically address in your analysis the fact that the term of the lease for Spin Forge's manufacturing equipment and tooling is less than three years.

          o We note that your sublease agreement with Aerojet offered them the option to purchase your bargain purchase option on Spin Forge's land. We further note that Aerojet's option expired on August 1, 2005. Please tell us if Aerojet exercised this option. If they did not exercise the option, please address your retention of the bargain purchase option in an analysis that supports your belief that you have disposed of Spin Forge's assets.

          o If you believe that your lease and sublease of Spin Forge's assets meet the criteria of paragraph 30 of SFAS 144 to be held for sale, please provide us with a detailed analysis of how these leases meet each of the criteria. You should specifically address the impact of the multiple-year lease terms on the criteria of this paragraph.

          o If you can demonstrate that Spin Forge's assets have either been disposed of or can be classified as held for sale, then please provide us with a detailed analysis of how this transaction meets the criteria of paragraph 42(a) and 42(b). In this regard, we note that you will continue to receive income from Spin Forge's operations in the form of rental payments, and we note that you retain legal title to the manufacturing equipment used by this business.

     Company Response
     ----------------

          DMC acquired the Spin Forge manufacturing business in March of 1998. At the time, Spin Forge was involved in two major defense programs, the ATACM and Hawk missile motor case programs, and a third program relating to the manufacture of titanium pressurant tanks for Boeing launch vehicles. With all of these programs operating at normal volume levels, Spin Forge generated good operating income and cash flow during 1998 and 1999. However, significant volume cutbacks in the Boeing tank and Hawk motor case programs beginning in 2000, and the discontinuance of production of Boeing tanks in 2003 and Hawk motor cases in 2004, resulted in Spin Forge reporting significant operating losses during fiscal years 2000 through 2004. Of the three major programs, only the ATACM program, with Aerojet as the customer, was active at the time that we made a decision to divest of the Spin Forge business in mid-2004. As stated in our initial response letter, if the Company had not consummated the sale to Aerojet, Company management and its Board of Directors was committed to the orderly shutdown of the Spin Forge business operations.

          Under an orderly shutdown scenario, DMC would have exercised its option on the real estate and then sold the real estate to a third party. We believe that such an orderly shutdown would have been completed within approximately one year. However, continuation of the ATACM program with minimal disruption was of critical importance to Aerojet and its customer. Thus, Aerojet agreed to purchase the business from DMC under the condition that DMC structure the transaction with attractive financing terms. DMC was willing to provide such financing to Aerojet because it believed that doing so would result in the maximum recovery of the Company's investment in Spin Forge operating assets, which were comprised principally of work-in process inventories for the ATACM and Hawk programs and manufacturing equipment and tooling.

          As stated in our initial response letter of June 17, 2005, we believe that the Spin Forge operating business rather than the manufacturing equipment and tooling constitutes the long-lived asset or disposal group. Perhaps the most critical assets of the Spin Forge business (please refer to Exhibit A to this letter for excerpts from EITF 98-3 regarding the definition of a business), and those for which we received no direct purchase price consideration, are the three customer programs mentioned in the first paragraph of this response and the technical knowledge and experience of the Spin Forge employees with respect to the production requirements of these programs. All Spin Forge employees became employees of Aerojet on the acquisition date. The Spin Forge real estate option and sublease are not considered material strategic assets of the Spin Forge operating business as further discussed below. Accordingly, we applied the six criteria of paragraph 30 of SFAS 144 to the Spin Forge business taken as a whole and not to the equipment lease or sublease individually. We believe that our initial response demonstrated that the Spin Forge divestiture transaction met these six criteria and we continue to believe this to be the case. We also believe that, when one views the Spin Forge operating business as the long-lived asset or disposal group, the Spin Forge operations are properly presented as discontinued operations since we have effectively eliminated its operations and cash flows from our ongoing operations and have no significant continuing involvement in the operations of Spin Forge. We have no day-to-day control over the operating assets of the business and have no interaction with or the ability to influence customers, suppliers and employees.

          Strong support for our position to report Spin Forge as discontinued operations can be found in EITF 3-13, which specifically addresses how the conditions of paragraph 42 of SFAS 144 should be applied in determining whether to report discontinued operations. EITF 3-13 contains a detailed discussion of two issues:

               Issue 1 - How an ongoing entity should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity; and

               Issue 2- The types of continuing involvement that constitute significant continuing involvement in the operations of the disposed segment.

          After reviewing the discussion of the foregoing issues and related examples that are contained in EITF 3-13 and applying them to the Spin Forge divestment transaction, we believe that the Spin Forge transaction clearly satisfies guidance provided in EITF 3-13. Specifically, with respect to Issue 1, EITF 3-13 paragraph 4 states that "if all continuing cash flows are indirect, the cash flows are considered to be eliminated and the component meets the paragraph 42a criterion to be considered a discontinued operation". The only remaining cash flows that DMC has with


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          respect to Spin Forge are the payments made and received under the real estate lease, sublease and the equipment lease. These cash flows are clearly indirect as they do not constitute the "revenue-producing" or "cost-generating" activities of the Spin Forge operations. For Issue 2, EITF 03-13 paragraph 9 indicates that "continuing involvement in the operations of the disposed component provides the ongoing entity with the ability to influence the operating and (or) financial policies of the disposed component". Since DMC has no ability to influence the Spin Forge operations, it is clear that it does not have continuing involvement in the operations of Spin Forge as defined by EITF 03-13. We also refer you to Exhibit A to this letter for excerpts from Appendix A to SFAS 144 for examples that we believe further support our position of accounting for Spin Forge as discontinued operations.

          Aerojet's option to acquire DMC's bargain purchase option on the Spin Forge real estate was covered under the terms of a separate option agreement between Aerojet and DMC. The terms of the option required
          (a) the two parties to negotiate in good faith to reach agreement upon the type and amount of the purchase consideration no later than December 15, 2004 and (b) Aerojet to exercise its option on or before August 1, 2005. If either of criteria was not satisfied by the specified dates, the option agreement was to automatically terminate. While the terms of the option agreement, sublease and equipment lease were negotiated under the assumption that Aerojet would likely exercise the option of the real estate, Aerojet made no effort to negotiate the type and amount of purchase consideration prior to the December 15 deadline. Consequently, the option agreement has been terminated and DMC has engaged the services of a commercial real estate broker to assist us in the marketing and sale of the Spin Forge real estate. However, because the Aerojet sublease does not expire until January 1, 2007, the terms of the option agreement between DMC and the property owner were revised on the September 17, 2004 closing of the Spin Forge divestiture transaction such that DMC cannot exercise its option and close on the sale of the real estate to a third party until the November 1, 2006 through January 31, 2007 time period. Since DMC first made a decision to divest of the Spin Forge business, it has been and remains our intent to either transfer our real estate option to a third party or to exercise our bargain purchase option at the earliest possible date and simultaneously sell the real estate.

          In your additional comments, you make the statement that "it does not appear that you have disposed of your Spin Forge Division since you retain the majority of the assets on your books". In making this statement, the capital lease asset relating to the Spin Forge real estate in the amount of $2,880,000 is included in the asset base. As disclosed in Note 8, during 2004 the Company determined that the accounting treatment of the Spin Forge real estate lease, which had been accounted for as an operating lease since the inception of the lease in March of 1998, should have been changed to capital lease accounting in 2003 due to an increase in the value of the underlying property which made the Company's purchase option a bargain purchase option. Accordingly, we restated our

          December 31, 2003 consolidated balance sheet to add a capital lease asset of $2,880,000 and an offsetting capital lease obligation of the same amount under assets of discontinued operations and liabilities of discontinued operations, respectively. Thus, the net asset value of the real estate is zero. It is important to note that the real estate appraisal that we relied upon in determining that we held a bargain purchase option determined that the highest and best use of the Spin Forge property was as land held for redevelopment. The asset that DMC holds is an option to purchase the real estate, not the real estate itself, whose value can only be realized when the Spin Forge property is vacated. We do not yet know the market value of our real estate option, but the carrying value on our books is zero. We do not consider the real estate option, lease and sublease to be material operating assets of the Spin Forge business.

          With respect to the equipment lease, we continue to view the lease as a financing transaction. In order to continue future production on the three principal Spin Forge programs, Aerojet will be required to either purchase the leased manufacturing equipment and tooling or replace the equipment and tooling. Aerojet has recently expressed an interest in acquiring a major portion of the Spin Forge equipment and tooling from DMC and has asked us if we are willing to finance such a purchase. At the time that we sold the Spin Forge business to Aerojet and entered into the lease agreement, we believed that Aerojet would either (1) purchase all of the lease equipment and tooling as they would be required to do if they exercised the real estate option, (2) extend the lease for a full eight years allowing DMC to recover the full value of its investment over this time period, or (3) purchase the majority of the equipment and tooling and relocate such purchased equipment to a new location. It is important to note that Aerojet is responsible for all maintenance, taxes, insurance and other operating costs of the leased assets and must replace any equipment and tooling that should become inoperable or otherwise obsolete. To the extent that Aerojet does not purchase any or certain of the leased assets, DMC's plans would be to immediately liquidate such assets. DMC has no intent or ability to operate any of the leased assets. In summary, while formal title has not yet been transferred, it is our view that Aerojet and not DMC is in control of the leased equipment and tooling, as we have no right to control those assets so long as Aerojet makes its payments to us. Accordingly, in recording the loss on the Spin Forge sale, we recorded an impairment loss of $1,015,000 ($619,000, net of tax) in our December 31, 2004 financial statements based upon the difference between the then current carrying value of the equipment and its estimated fair value, calculated as the present value of the future minimum equipment lease payments from Aerojet plus estimated liquidation proceeds at the end of the minimum lease term.

          In summary, we believe that we have effectively eliminated the operations and cash flows of Spin Forge from the ongoing operations of the Company and that we have no significant continuing involvement in the operations of the Spin Forge business as required by paragraph 42(a) and 42(b) of SFAS 144. Additionally, from a practical standpoint, we view the financial statement presentation of the divestiture of our Spin Forge Division as discontinued operations to result in the most transparent and informative disclosures relative to the Company's continuing operations. Inclusion of Spin Forge in DMC's continuing operations would distort the true performance and trends of our continuing operations by exaggerating the improvement in operations from 2004 to 2005 and potentially mislead readers of our historical and future consolidated financial statements.

                                      * * *

          We hope that our responses adequately address the additional comments that you raised in your July 27, 2005 letter. Please let us know if you require additional clarification with respect to our responses or have any additional questions.

          Sincerely,


          Richard A. Santa
          Vice President and Chief Financial Officer

                                    EXHIBIT A
                                    ---------


     Excerpt from Ernst & Young LLP Summary on FAS 141 - (shows that under EITF 98-3, Spin Forge constitutes a business, and DMC no longer controls any aspects of this business)

     What is a Business?
     Statement 141 refers to EITF 98-3 for the definition of a business. EITF 98-3 defines a business as a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. EITF 98-3 refers to these as "elements" of the set of activities and assets. For an acquired set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the acquired set is separated from the seller, including the ability to sustain a revenue stream by providing its outputs to customers.
     Determining whether an acquired set of assets and activities is a business is a three-step process. These steps include:
     1. Identify the elements included in the acquired set.
     2. Compare the identified elements in the acquired set to the complete set of elements necessary for the acquired set to conduct normal operations in order to identify any missing elements.
     3. Make an assessment as to whether the missing elements are significant enough to conclude that the acquired set is not a business. The elements necessary for an acquired set to continue to conduct normal operations will vary by industry and by the operating strategies of the acquired set. An evaluation of the necessary elements should consider:
     1. Inputs:
     a. Long-lived assets, including intangible assets, or rights to the use of long-lived assets.
     b. Intellectual property.
     c. The ability to obtain access to necessary materials or rights.
     d. Employees.
     2. Processes: The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as strategic management processes, operational processes, and resource management processes.
     3. Outputs: The ability to obtain access to the customers that purchase the outputs of the acquired set.

     Excerpt from SFAS 144 Appendix A - examples 12 and 13:
     ------------------------------------------------------

     Example 12
     FAS144, Par. A25
     A25. An entity that manufactures and sells consumer products has several product groups, each with different product lines and brands. For that entity, a product group is the lowest level at which the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Therefore, each product group is a component of the entity.

     FAS144, Par. A26
     A26. The entity has experienced losses associated with certain brands in its beauty care products group.
     a. The entity decides to exit the beauty care business and commits to a plan to sell the product group with its operations. The product group is classified as held for sale at that date. The operations and cash flows of the product group will be eliminated from the ongoing operations of the entity as a result of the sale transaction, and the entity will not have any continuing involvement in the operations of the product group after it is sold. In that situation, the conditions in paragraph 42 for reporting in discontinued operations the operations of the product group while it is classified as held for sale would be met.
     b. The entity decides to remain in the beauty care business but will discontinue the brands with which the losses are associated. Because the brands are part of a larger cash-flow-generating product group and, in the aggregate, do not represent a group that on its own is a component of the entity, the conditions in paragraph 42 for reporting in discontinued operations the losses associated with the brands that are discontinued would not be met.


     Example 13
     FAS144, Par. A27
     A27. An entity that is a franchiser in the quick-service restaurant business also operates company-owned restaurants. For that entity, an individual company-owned restaurant is the lowest level at which the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Therefore, each company-owned restaurant is a component of the entity.

     a. The entity has experienced losses on its company-owned restaurants in one region. The entity decides to exit the quick-service restaurant business in that region and commits to a plan to sell the restaurants in that region. The restaurants are classified as held for sale at that date. The operations and cash flows of the restaurants in that region will be eliminated from the ongoing operations of the entity as a result of the sale transaction, and the entity will not have any continuing involvement in the operations of the restaurants after they are sold. In that situation, the conditions in paragraph 42 for reporting in discontinued operations the operations of the restaurants while they are classified as held for sale would be met.
     b. Based on its evaluation of the ownership mix of its system-wide restaurants in certain markets, the entity commits to a plan to sell its company-owned restaurants in one region to an existing franchisee. The restaurants are classified as held for sale at that date. Although each company-owned restaurant, on its own, is a component of the entity, through the franchise agreement, the entity will (1) receive franchise fees determined, in part, based on the future revenues of the restaurants and
     (2) have significant continuing involvement in the operations of the restaurants after they are sold. In that situation, the conditions in paragraph 42 for reporting in discontinued operations the operations of the restaurants would not be met.